FOR IMMEDIATE RELEASE	August 13, 2015

Micromem Technologies Inc. Joins the Industrial Internet Consortium

Toronto, New York, August 13, 2015: Micromem Technologies Inc. (“Micromem” or the “Company”) (CSE: MRM, OTCQX: MMTIF) announces it has joined the Industrial Internet Consortium (IIC) (www.iiconsortium.org), an open membership organization, with over 190 members to date, formed to accelerate the development, adoption and widespread use of interconnected machines and devices, intelligent analytics, and people at work. Founded by AT&T, Cisco, General Electric, IBM and Intel in March 2014, the Industrial Internet Consortium catalyzes and coordinates the priorities and enabling technologies of the Industrial Internet and brings together the organizations and technologies necessary to accelerate the growth of the Industrial Internet of Things (IIoT). It is a public - private partnership which gathers corporate leaders in industry & technology to get new ideas, work together in the innovation of news systems, share and exchange knowledge and experience with practical lessons, use cases in forums.

Micromem is excited and proud to be part of the Industrial Internet Consortium, and to contribute to identifying, assembling and promoting best practices in the IIoT. As a member of the Industrial Internet Consortium, the Company will collaborate with industry leaders to facilitate the use of the IIoT for our Sensor Suite, bringing to market a smart infrastructure technology for our clients in various industries.

“The innovation, security, and technology of the Industrial Internet must be determined by all industry players -- large corporations and small, innovative companies alike,” said Dr. Richard Soley, Executive Director, Industrial Internet Consortium. “We are pleased to welcome Micromem as one of our newest Small Industry members and look forward to their contributions in IIC Working Group activities.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
CSE - Symbol: MRM
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SEC File No: 0-26005
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